N E W S R E L E A S E

September 21, 2009

Bisha Project Secures Sales Contracts

Highlights

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Metal contracts signed for future sale of copper and gold dore

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Kin Communications hired as Nevsun’s Investor Relations contact

Nevsun Resources Ltd. (NSU-TSX/AMEX) is pleased to announce that its Bisha Project has entered into metal sales contracts for its future gold and copper production at the Bisha Mine in Eritrea, Africa.  Pricing for all metals will be fixed at spot rates at the time of delivery.

The Bisha Mine is expected to begin production in the fall of 2010, with a projected 10 year mine life.  Bisha’s gold will be refined in Switzerland and Canada by two major international companies while the copper concentrate will be shipped to major smelters in Europe and India.

Metal production within the first two years is estimated at approximately 900,000 ounces of payable gold, followed by over 500,000,000 pounds of payable copper in years 3-5, plus in years 5-10 an additional 1 billion pounds of payable zinc and 200,000,000 pounds of copper.

As a result of very high grade gold ore, the expected $200 per ounce operating costs are much lower than industry averages and accordingly the mine will generate significant cash flow for the Company and the Government of Eritrea. The resulting cash flow should enable Nevsun to quickly pay off project debt, allow for mine expansion and provide significant returns to shareholders.

Nevsun considers the metal sales contracts as a milestone and as another vote of confidence in the Project and the country of Eritrea. The Eritrean Government has been very supportive of the Bisha economic development and has been a strong partner, both financially and logistically.

Nevsun has hired Kin Communications to provide corporate communications and investor relations services.  Kin is located in Vancouver and will be in continuous contact with Nevsun’s management, shareholders and media to further communicate the corporate objectives of Nevsun Resources Ltd.  Kin may be reached at the contact details noted below.

In addition, John Clarke has now resigned as a Director of the Company. The Board thanks John for his significant contribution over the past several years.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated production, timing and the support of the Eritrean government.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-08.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com